SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

	42/F, EDINBURGH TOWER, THE LANDMARK	AFFILIATE OFFICES
PARTNERS	15 QUEEN’S ROAD CENTRAL, HONG KONG ———	—————— BOSTON
CHRISTOPHER W. BETTS	TEL: (852) 3740-4700	CHICAGO
GEOFFREY CHAN *	FAX: (852) 3740-4727	HOUSTON
SHU DU *	www.skadden.com	LOS ANGELES
ANDREW L. FOSTER *		NEW YORK
CHI T. STEVE KWOK *		PALO ALTO
EDWARD H.P. LAM ♦*		WASHINGTON, D.C.
HAIPING LI *		WILMINGTON
RORY Mcalpine♦		——————
JONATHAN B. STONE *
PALOMA P. Wang		BEIJING
♦ (ALSO ADMITTED IN ENGLAND & WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)		MOSCOW MUNICH
PARIS SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	January 29, 2021	TOKYO
TORONTO

Confidential

Mr. Eric Envall

Ms. Susan Block

Mr. Mark Brunhofer

Ms. Michelle Miller

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waterdrop Inc. (CIK No. 0001823986)

Response to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on December 11, 2020

Dear Mr. Envall, Ms. Block, Mr. Brunhofer and Ms. Miller:

On behalf of our client, Waterdrop Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 7, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 11, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

January 29, 2021

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 submitted December 11, 2020

Prospectus Summary, page 1

1.	Please indicate whether you or any of your related parties have any relationships with iResearch Consulting Group.

The Company engaged iResearch Consulting Group (“iResearch”) to prepare the industry report referenced in the Draft Registration Statement, and has no other relationship with it. The Company is also not aware of any relationships between its related parties and iResearch.

2.

We note your disclosure that you are the largest independent third-party platform in terms of gross written premiums in the first half of 2020. Please clarify the geographic market for which you are measuring yourself within. We also note your mission as aspiring to bringing insurance and healthcare services to billions through technology. Please balance this statement by indicating the number of customers you currently have.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 85, 112, 117, 120 of the Revised Draft Registration Statement to clarify the geographic market for which the Company is measured within.

The Company respectfully advises the staff that “[b]ringing insurance and healthcare service to billions through technology” is the Company’s grand mission that it has been aspiring to accomplish since its inception. Based on the context and location of the referenced statement, the Company believes that a reasonable investor would not be led to conclude that the Company currently serves billions of people. The Company respectfully advises the staff further that in the overview section on pages 1 and 2 that immediately follows the mission statement, the Company has disclosed prominently its paid policy count through Waterdrop Insurance Marketplace, number of patients helped through Waterdrop Medical Crowdfunding, and the number of cumulative participants of Waterdrop Mutual Aid, among others.

3.	In one of the opening paragraphs, please include your revenues and net loss for the most recent ended fiscal year, and the most recent interim period, as applicable.

Securities and Exchange Commission

January 29, 2021

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 2 and 118 of the Revised Draft Registration Statement.

The Offering, page 12

4.

Please revise this section to include disclosure that will show the percentage of your common stock represented by ADSs that will be held by public shareholders immediately after the offering, or advise. Please also show the ownership percentages in a diagram similar to the one on page 9, after the offering.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 9, 12 and 77 of the Revised Draft Registration Statement.

Our Waterdrop Insurance Marketplace business may be negatively affected..., page 22

5.

Please identify the insurance carrier that contribution aggregately 43.4% and 44.2% of our total operating revenue in 2018 and 2019. Also identify any other insurance carrier that contributed at least 10% of your total operating revenues in 2018 and/or 2019.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 24 and 25 of the Revised Draft Registration Statement.

Some of our shareholders offer similar products or services competing with ours, page 25

6.

Please indicate the percentage of ownership each of your shareholders that offer products and services that compete with yours currently hold now and will hold following the completion of your offering.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 28 of the Revised Draft Registration Statement.

Risk Factors

Your rights to pursue claims against the depositary as a holder of the ADSs, page 59

7.

We note your disclosure regarding waiver of a jury trial. Please also add disclosure to state that investors cannot waive compliance with the securities laws and the rules and regulations promulgated thereunder.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 62 of the Revised Draft Registration Statement.

Securities and Exchange Commission

January 29, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales and Marketing Expenses, page 85

8.	Please disaggregate and present in a table format, sales and marketing expenses for the periods presented, consistent with categories you describe on page 84.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 91 of the Revised Draft Registration Statement.

Critical Accounting Policies

Fair Value of Common Share, page 94

9.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the ordinary shares underlying your equity issuances and the reasons for any differences between the recent valuations of your ordinary shares leading up to your initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s comment and will supplementally provide the additional requested information once the estimated offering price or range has been determined.

Business

Medical Crowdfunding and Mutual Aid, page 109

10.

We note your disclosure that the medical crowdfunding aspect of your business does not generate revenue. Please revise your disclosure to provide more quantifiable detail regarding your expenses and any income that you do receive related to these two portions of your integrated business model. In regards to your Mutual Aid business, please further explain how participants pay into the mutual aid. Please also include any risk factor disclosure, if applicable, if there is a risk that there may be a shortfall of funds if participants are not able to continuing paying into the mutual aid collective, and how that might affect your business.

Securities and Exchange Commission

January 29, 2021

The Company respectfully submits to the Staff that its general and administrative expenses and sales and marketing expenses are managed and calculated at the company level, i.e., not by each business line, given the synergetic nature across Company’s different business lines. Within sales and marketing expenses and operating cost, a small portion can be clearly quantified and attributed to specific business lines, including the payrolls to our offline medical crowdfunding consultants, transaction fees charged by third-party payment platforms, promotional rewards to our users and consumers, all payout investigation cost of mutual aid plans, but most of the costs and expenses, which include marketing expenses for user and consumer acquisition and brand building, payrolls to customer service personnel, and expenses of facilities and equipment, cannot be properly divided among our business lines. Therefore, the Company is not able to fully disaggregate costs and expenses and allocate to each of the three business lines.

Regarding revenues, in response to the Staff’s comment, the Company has added disclosure on pages 129 and 131 of the Revised Draft Registration Statement regarding the Company’s revenue from its mutual aid business, including management fees and membership fees.

In response to the Staff’s comment, the Company has added disclosure on page 129 of the Revised Draft Registration Statement to explain how participants pay into the mutual aid.

The Company respectfully advises the Staff that, as disclosed on page 121 of the Draft Registration Statement, the Company does not have obligations of paying or compensating any payout for mutual aid participants under the mutual aid plans. Therefore, the applicable risk related to any shortfall of funds if participants are not able to continuing paying into the mutual aid collective is one of those risks related to mutual aid participant retention. The Company respectfully directs the Staff’s to the risk factor titled “If we fail to bring in and retain new participants and consumers and increase engagement of existing users on our Waterdrop Mutual Aid and Waterdrop Insurance Marketplace platforms, our business and results of operations could be adversely affected” as disclosed on pages 23 and 24 of the Draft Registration Statement, which discusses such risk.

Insurance Marketplace, page 109

11.

Please provide more detail regarding the 61 insurance carriers and 169 health and life insurance products you offer. Please identify the three insurance companies that represent the highest percentages of your business. Provide examples of what these products are and how these products are able to contribute to the your Waterdrop Insurance Marketplace income.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 24, 25, 123, 124 and 125 of the Revised Draft Registration Statement.

Securities and Exchange Commission

January 29, 2021

Business

Our Competitive Strengths, page 112

12.

You disclose that you leverage social network for user acquisition and engagement and that you are at the forefront of embedding advanced technologies throughout insurance value chain, including user acquisition and engagement. You also disclose that 1.9%, 34.8% and 43.8% of first year premiums (FYP) were sourced from third-party traffic channels for 2018, 2019 and the first three quarters of 2020, respectively, that you have a huge and growing consumer base on your Waterdrop Insurance Marketplace and that as of September 30, 2020, the cumulative number of insurance consumers you served was approximately 71.5 million, including 16.7 million paying insurance consumers. Please disclose in table format for the years presented, the sources of FYPs, including year-over-year retention of third-party traffic channels for the periods presented.

In response to the Staff’s comment, the Company has disclosed in table format, for the years presented, the sources of FYPs on page 86 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company does not believe tracking retention rates for consumers acquired through consumer acquisition channels (including third-party traffic channels) is meaningful to the investors for the following reason: the Company takes a top-down approach in managing, interacting with, and tracking all insurance consumers that land on the Company’s platform. In doing so, all consumers are served collectively and the Company does not differentiate its retention strategies by how the consumers were initially attracted to the Waterdrop Insurance Marketplace. Furthermore, as insurance purchases typically cost more time and efforts in decision making for most consumers, whether a consumer decides to continue his or her coverage after the original policy term ends can be largely affected by the overall customer experience and product offering of the Company as a whole, and sales efforts deployed by the Company on retaining users. As a result of the above, in managing its operations, the Company does not consider third-party channel retention as a key indicator of its business, and does not believe looking specifically at such retention is meaningful to its operations or the investors.

Key Operating Metrics, page 96

13.

Please tell us when you reasonably expect your proposed offering to become effective. If prior to April 1, 2021, revise your first live-filing to provide interim financial information through at least June 30, 2020 and either:

Securities and Exchange Commission

January 29, 2021

•	Have that interim information audited as stipulated in Item 8.A.4. of Form 20-F; or

•	Provide the exhibit with the appropriate representation as stipulated in Instruction 2 to Item 8.A.4. of Form 20-F.

If on or after April 1, 2021 please provide either unaudited interim information through at least June 30, 2020 or audited full-year 2020 information in the first live-filing of your registration statement. Also see Question 101.04 of the Compliance and Disclosure Interpretations for Securities Act Forms.

The Company respectfully advises the staff that it expects to have the offering effective in the second quarter of 2021. It will include the audited full-year 2020 financial information in the first public filing of its registration statement. The unaudited interim financial information through June 30, 2020 was not provided in the Draft Registration Statement because the Company reasonably believed it would not be required to be presented separately at the time the Company launched the initial public offering.

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

(s) Revenue recognition

Insurance Brokerage Services, page F-20

14.

You disclose that certain of your contracts with insurance companies include a promise to provide certain services to the insurance company, such as information gathering, payment collection, and policyholder inquiries handling. You also disclose that you determined these services to be immaterial in the context of the contract and that you accrue the costs of providing these services at the effective date of the policy. Please address the following (referencing where appropriate the authoritative literature you rely upon to support your conclusion):

•

Provide us your analysis supporting your conclusion that these services are immaterial in the context of the contract. In your response tell us the time period over which you are obligated to provide each of these services for each significant type of policy sold. In this regard, we note that some of the long-term policies you sell have terms up to 30 years and explain how a potential 30-year obligation can be immaterial;

Securities and Exchange Commission

January 29, 2021

The Company respectfully advises the Staff that in order to conclude that the services described above are immaterial in the context of the contract, the Company has considered both qualitative and quantitative factors. Quantitatively, the Company has concluded that the estimated standalone selling price (“SSP”) to provide such services only accounted for 1.8% and 2.1% of the SSP of insurance brokerage service for long-term insurance and short-term insurance, respectively. Qualitatively, the Company believes that the above services are significantly less important to its customer, the insurance companies, as compared to its promise to sell insurance policies on behalf of insurance companies and those do not significantly affect its customer’s ability to benefit from the insurance brokerage services. The Company further respectfully advises the Staff that the post sales services are provided as long as the policies remain effective.

The Company respectfully advises the Staff that the number of long-term policies sold by the Company is significantly low relative to its short-term brokerage business. For fiscal years 2018 and 2019, the Company notes that, of the total number of insurance policies sold, less than 1% were long-term policies, of which less than 0.02% were 30-year policies. Furthermore, the Company advises the Staff that its long-term policies have a low retention rates. Therefore, even though the policies are long-term in nature, the Company confirms that the costs associated with providing such services are immaterial in the context of the contract with the insurance company as the Company will be released from providing such service as soon as the policyholder cancels its policy.

The Company has further provided below a more detailed analysis of the services and additional support to arrive at its conclusion.

As an intermediary platform, the Company provides payment collection services, including sending payment reminder text messages to the policyholders and remitting premiums collected to the insurance companies. The Company used the standard text message rate and the interchange fee charged by third party payment processing platforms as a basis for estimating the SSP and concluding that those obligations were quantitatively immaterial in the context of the contract. The Company further confirms that it does not incur any other costs associated with this service.

The Company also provides information gathering services when there is a need for any updates to be made for the insurance policies sold by the Company. The Company further advises the Staff that such updates have been historically infrequent; however, when they do occur, such services only involve the policyholder providing information through the Company’s mobile app so that the Company can pass the updated information to the insurance company. As such, the Company confirms that the estimated SSP for information gathering services and the amount of revenue that would be allocated to the Company’s promise to provide such services is inconsequential.

Securities and Exchange Commission

January 29, 2021

To quantify the significance of the services described above, the Company further disaggregated its policies sold in 2018 and 2019 between short-term and long-term and separately calculated the ratio of estimated SSP of post-sale services over the transaction price of the insurance brokerage service. The results are presented in the table below and supports the Company’s conclusion that post-sales services are immaterial.

	Estimated SSP of post-sales services for policies sold in 2018 and 2019 (RMB in thousand)	Total transaction prices of insurance brokerage services for policies sold in 2018 and 2019 (RMB in thousand)	Percentage
Long-term insurance policies	3,058	174,702	1.8%
Short-term insurance policies	26,165	1,255,619	2.1%
Total	29,223	1,430,321	2.0%

The Company further notes that it also maintains a call center which primarily engages in responding to potential and existing policyholders’ inquiries, and forwarding any insurance policy specific inquiries to the insurance company if necessary. When determining the accounting for its call center activities, the Company considered paragraphs 10 and 11 of TRG Staff Paper No. 12 that state that a requirement to stand-ready to answer questions about a consumer product, such as call center activities, is generally not accounted for as deliverables because such activities provide minimal benefit to the customer (i.e. insurance company) and the cost to perform such activity is minor in the context of the overall arrangement. In addition, the Company believes that those activities are undertaken to maintain its relationship with existing policyholders, as well as to sell new insurance products to users of its mobile apps. As such, the Company has concluded that these activities represent administrative tasks in nature and do not constitute part of the immaterial post-sales services. Based on that, the Company has not included the policyholder inquiries handling in its analysis related to immaterial promised services (ASC 606-10-25-16A). The Company respectfully advises the Staff that it has revised its revenue recognition accounting policy disclosure (Note 2(t) of the Company’s consolidated financial statements for the fiscal years ended December 31, 2018 and 2019) to clarify the above.

•

Tell us whether the RMB 26.9 million liability at December 31, 2019 for “payable related to service fee” as disclosed in Note 11 on page F-33 represents your accrual for the costs of providing these services. If not, tell us where you have recorded the accrual for these costs and the amount of such accrual at both December 31, 2019 and 2018; and

Securities and Exchange Commission

January 29, 2021

The Company respectfully advises the Staff that out of the RMB 26.9 million and RMB 12.8 million liability at December 31, 2019 and 2018 included in “payable related to service fee” disclosed in Note 11, RMB 12.3 million and RMB 2.2 million represents the accrual for the costs of providing post-sales services to be incurred in the future. The remaining balance consists of accrual of other service fees or expenses.

•	Tell us the time period over which you accrued these costs for each service and type of policy sold and how that compares to the time period of your obligation identified in the first bullet above.

The Company respectfully advises the Staff that the time period of accrual for the costs of providing post-sales services covers the expected lifetime of the insurance policies sold (after considering the expected retention rate of policy holders), which is consistent with the analysis in the first bullet above. The Company accrued cost related to short-term insurance in a weighted average period of 1 year, and accrued cost related to long-term insurance in a weighted average period covered is 3 years, after considering the impact of expected retention.1

Deferred Revenue, page F-22

15.

Please revise your disclosure to specifically provide the amount of revenue recognized in the reporting period that was included in your deferred revenue balance at the beginning of each period as required by ASC 606-10-50-8b.

The Company respectfully advises the Staff that in the first paragraph on page F-23 it disclosed that the Group recognized as revenue its entire deferred revenue balance as of December 31, 2018 and 2019 the following year.

Contract assets, page F-23

16.	Please address the following and reference for us, where appropriate, the authoritative literature you rely upon to support your position:

•

Tell us separately how much of the RMB 617.7 million contract asset balance at December 31, 2019 relates to expected commission to be received on short-term products sold versus long-term products sold.

[1]	In the weighted average period calculation, the weight is provided based on cost accrued for that year.

Securities and Exchange Commission

January 29, 2021

The Company respectfully advises the Staff that out of the RMB 617.7 million contract asset balance as of December 31, 2019, RMB 582.3 million relate to commission expected to be received on short-term products and RMB 35.4 million relate to commission expected to be received on long-term products.

•	Of the amounts identified in the preceding bullet, tell us how much of each amount represents:

•	Anticipated commission to be collected for monthly premiums within the current policy year as of December 31, 2019;

•	Anticipated commission to be collected for monthly or annual premiums in succeeding policy years as of December 31, 2019;

•	The average length of time represented by the estimated commission in the preceding two sub-bullets; and

•	Anticipated performance bonuses on long-term products sold; and

The Company respectfully advises the Staff that the Company prepared the following table to show the anticipated commission as of December 31, 2019 to be collected by category and weighted average length of time for the estimation of variable considerations:

	Short term insurance products (RMB in millions)		Long term insurance products (RMB in millions)	Weighted average length of time (years)
Commission to be collected within current policy year	582.3		23.6	1
Commission to be collected in succeeding policy years
- within the second policy year	—	*	10.0	2
- within the third policy year and the remaining policy years	—	*	1.8	3	**

Total	582.3		35.4	1

*

Under our brokerage contracts for short-term insurance policies, the Company is not legally entitled to any renewal commission after the current policy year in the event that the insurance company terminates the brokerage contract. As such, commissions for succeeding policy years were not included in the variable consideration estimate for short-term insurance.

**

For long-term insurance policies sold, the Company generally only collect commissions from insurance companies during the first 3 to 5 years. In estimating the commission revenue, the Company also considered the expected retention rate of policyholders, which shortens the weighted length of time used in estimating variable commission.

Securities and Exchange Commission

January 29, 2021

The Company respectfully advises the Staff that no performance bonuses anticipated to be collected were included in the contract asset balance as of December 31, 2019. Beginning in November 2019, for certain long-term insurance products sold, the Group is entitled to a performance bonus from insurance companies if the retention rate for certain future period exceeds a predetermined percentage. For these products, the Company estimated the future retention rate based on historical experience and future projections, and concluded that the estimated future retention rate was less than the predetermined rate. Therefore, no performance bonuses anticipated to be collected on these long-term products sold were included in revenue recognized in 2019.

•

Tell us why it is appropriate to recognize in the current year the commissions identified in the preceding bullets for policy years extending beyond the current policy year. In your response tell us the renewal terms of these policies, including:

•	Whether they automatically renew or whether they must be re-underwritten; and

•

Whether you are either explicitly obligated to re-sell or otherwise participate in the renewal process or whether you are required to do so by law or expected/implied to do so by customary business practices.

The Company respectfully confirms that all short term and long-term insurance products sold in 2018 and 2019 do not have an automatic renewal feature and any policies issued after the current policy for the same policy holder must be re-applied as a new insurance application and re-underwritten by the insurance company. There is no explicit obligation stated in its brokerage contract with the insurance company which requires the Company to re-sell an expired insurance policy or participate in any kind of renewal process. The Company is also not required to do so by law or by customary business practice. In addition, in the event where that a brokerage contract is terminated in the middle of an effective policy year, the Company is only legally entitled to receive the commissions for the remaining payment periods of the existing insurance policy as long as the policyholder continues to remit its policy premium. The Company is not entitled to renewal commissions for any succeeding policies.

Securities and Exchange Commission

January 29, 2021

As disclosed in Note 2 of its consolidated financial statements, the insurance company pays the Company either upfront, monthly or annual instalments of the commission based on the underlying cash flows of the insurance policies (i.e. payments of the related premiums for the insurance policy purchased). Based on that, the Company viewed the commission to be received for the insurance policies sold as a form of variable consideration due to the nature of its commission structure (i.e. policy changes or cancellations resulting in refund of the commission earned). As such, the Company determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on historical experience regarding policy retention and assumptions about future customer behavior and market conditions in accordance with the guidance in ASC 606-10-32-8.

Based on above, for its 2018 and 2019 insurance brokerage revenue, the Company only recognized revenue for current policy terms which it has a legally enforceable right to receive commission. Specifically, the Company recognized commission revenue over the estimated policy life and applies a constraint given that the Company is legally entitled to the commission as long as the policy holder continues to pay its premiums. The Company confirms that it does not estimate nor recognize any renewal commission.

17.

Please revise your disclosure to provide the change in estimated commissions to be received that represents the adjustment of transaction price for performance obligations delivered in prior periods as stipulated in ASC 606-10-50-10b and 50-12A.

The Company respectively advises the Staff that there was no material adjustment made to the transaction price for performance obligation delivered in 2018. The Company will add following disclosure to Note 2(t) of the Company’s consolidated financial statements for the fiscal year ended December 31, 2019, in accordance with ASC 606-10-50-10b, as below:

Contract assets as of December 31, 2018 and 2019 are as follows. The increase in contract assets balance is primarily due to the substantial growth in insurance brokerage service business. The contract asset balance as of December 31, 2019 includes immaterial adjustment to the estimate of the transaction price for performance obligation satisfied during the year ended December 31, 2018.

Securities and Exchange Commission

January 29, 2021

(v) Research and Development Expenses, page F-24

18.

Please tell us whether the “charges for the usage of the server and cloud service” and other related expenses relate only to those activities associated with the discovery of new knowledge or the application of new knowledge into new or improved products or processes. In your response, confirm that you do not charge server usage and cloud service costs and other related expenses to research and development (R&D) expenses for your products and applications used in providing services to your customers and for other administrative functions. If so, revise your policy disclosure and that on page 84 to clarify what server and cloud service and other related expenses are charged to R&D expenses. If not, tell us how these costs meet the definition of either research or development in ASC 730-10-20 and how they comply with ASC 730-10-25-2a and 25-2e. Separately, tell us whether your R&D expenses include the activities outlined in ASC 730-10-55-2a through 55-2f.

The Company respectfully advises the Staff that the response below serve for both Questions 18 and 19. In order to respond to those questions, the Company has further provided additional information related to its research and development expenses which include server and cloud service expenses as well as technological support employee expenses.

(1) Server and cloud service expenses:

The Company respectfully advises the Staff that more than 50% of the cloud service and server usage charges recorded in R&D expenses is to support research, design, and development activities undertaken by the Company’s R&D department. The Company further notes that it is a start-up company with early stage operations and that its key insurance business platform was not fully launched in 2018 and its user base did not reach full system capacity until the later part of 2019 resulting in the users’ traffic to the platform not being significant. As a result, the Company confirms the cloud services and server usage were mainly to support the R&D activities including getting the new platform and product ready for launch. As a result, the corresponding cost in relation to cloud services and server usage accounts for more than 50% of the total cloud and server charges based on the initial business plan when developing the budget for total cloud service and server subscription. The Company considered that the activities described above undertaken by its R&D department meet the definition of both research and development under ASC 730-10-20. In addition, the Company considered ASC 730-10-25-2a and 25-2e and confirms that the Company has not included in R&D expenses materials, equipment and facilities cost and has not allocated indirect costs related to general and administrative activities or any other activities that do not meet the definition of research and development activities as per ASC 730-10-55-1. The Company respectfully refers the Staff to item (2) below for a further detailed analysis related to its R&D department’s activities.

Securities and Exchange Commission

January 29, 2021

For the remaining cloud service and server charges, as a practical expediency, the Company has expensed those to R&D for 2018 and 2019 as the Company determined that those were not material in its early years of operations. In response to the Staff’s comment, the Company has revised its consolidated financial statements for 2018 and 2019 to reclassify those cost that are not related to R&D expenses to operating costs and sales and marketing expense based on the cloud service and server usage between the Company’s insurance marketplace and mutual aid platforms which generate revenue, and the medical crowdfunding platform which helps direct user traffic to the insurance platform. The Company has further assessed the impact of such reclassification and concluded that on aggregate, the amounts reclassified are not material. A further detailed analysis is included under item (3).

(2) Technological support employees

The Company respectfully advises the Staff that employees that are part of the Company’s front-end design team, testing team and data analytics team make up more than 98% of the Company’s research and development (R&D) department. All the key activities performed by each of these teams are within the continuum of those described in ASC 730-10-55-1. For example, when the front-end design team receives a new functionality or an application request from the business team, they perform research over the required new technical knowledge, assess the feasibility for development, and commence engineering and development process. These tasks are considered similar to items b, c, e, f and i under ASC 730-10-55-1. As for testing team, they are responsible for testing the new functionality or system developed by the front-end design team, which is considered similar to items d and f under ASC 730-10-55-1. Lastly, the Company accumulates substantial consumer data and transaction data through its various applications. The Company’s data analytics team explores different innovative ways to analyze the data and study consumers’ behaviors that help inform the needs for new insurance products, or new functionalities for the mobile app which ultimately optimize consumers’ experience and improve consumers’ retention. As such, these tasks are considered similar to items a and b under ASC 730-10-55-1.

The Company also respectively advise the Staff that the remaining 2% employees of the R&D department are mainly involved in technological support tasks, which include daily support, maintenance and improvement to the existing systems and mobile applications. Although these tasks may seem akin to item d and e under ASC 730-10-55-2, the Company advises the Staff that its technology support team is not solely performing daily operational support tasks for the mobile platforms. Specifically, the Company has always encouraged simultaneous research, design, development, and maintenance of both new and existing products, services and functionality. This is not only cost effective but also to optimize the utilization rate of the Company’s total investment in its employees and IT infrastructure in order to efficiently enhance its platform consumers’ experience. Often times when the technological support activities are performed with the initial purpose to refine or improve the mobile app’s existing functionality or services, it subsequently results in a discovery of an in-demand new functionality or services for further development.

Securities and Exchange Commission

January 29, 2021

The Company further advises the Staff that the total payroll expense of its technological support team for 2018 and 2019 accounts for only 1.65% and 1.6% of the total R&D expenses for 2018 and 2019. However, based on the analysis above, only a portion of these payroll expenses are associated with activities that are not considered R&D in nature and similar to (1) above, the Company has expensed those to R&D for 2018 and 2019 as the Company determined that those were not material in its early years of operations. In response to the Staff’s comment, the Company has reclassified the related costs related to technological support from R&D expenses to operating costs and sales and marketing expense. The Company has further assessed the impact of such reclassification and concluded that on aggregate, the amounts reclassified are not material. A further detailed analysis is included under item (3).

(3)	Materiality analysis

The Company has considered the impact of the above reclassifications on its consolidated financial statements and concluded that those did not have a material impact on its 2018 and 2019 financial statements. In arriving to this conclusion, the Company considered that that the R&D expenses that were reclassified to operating costs amounted to RMB 3.9 million and RMB 12.1 million and the total amount reclassified to sales and marketing expenses amounted to RMB 2.0 million and RMB 6.1 million for 2018 and 2019 respectively representing 7.9% and 7.8% of R&D expenses, 9.3%, 4.3% of operating costs and 1.1% and 0.6% of sales and marketing expenses for 2018 and 2019 respectively. Additionally, the Company considered that such reclassification only related to line items included in operating expenses and has no impact on the Company’s operating revenue, total operating expenses and net loss for any of the years presented. In arriving at its conclusion, the Company also considered the interpretation guidance on materiality published in SEC Staff Accounting Bulletin No. 99 – Materiality. Specifically, the Company looked at the significance of the reclassification to the users of its financial statements. The Company notes that it is a start-up company with early stages of operations and the users of its financial statements mostly focus on the growth of its operating revenue and total operating expenses as opposed to the classification between operating cost and R&D expenses. Further, the Company considered that a matter is “material” if there is substantial likelihood that a reasonable person would consider it important. In this case, the Company does not believe that that there is a substantial likelihood that a reasonable person would consider it important for the reasons stated above. Additionally, the Company confirms that it has properly recorded the related payroll and server and cloud services expenses that do not relate to R&D to operating costs in its consolidated financial statements for the 9 months ended September 30, 2020. In addition, to avoid misleading the users of the Company’s financial statements, the Company has removed reference to “technological support” and expanded the purpose of the cloud services and server usage in the Research and Development Expenses policy disclosure on page F-24 and page 90 as below. The Company has also revised its accounting policy on operating costs on page F-24 and page 89 as below.

Securities and Exchange Commission

January 29, 2021

Page F-24: (w) Research and Development Expenses

Research and development expenses primarily consist of (i) payroll and related expenses for employees involved in platform and new function development and significant improvement ~~and technological support~~, (ii) charges for the usage of the server and cloud service incurred to support research, design, and development activities by research and development personnel, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. The Group has expensed all research and development expenses when incurred.

Research and development expenses. Our research and development expenses mainly consist of (i) payroll and related expenses for employees involved in platform and new function development and significant improvement ~~and technological support~~, and (ii) charges for the usage of the server and cloud service incurred to support research, design, and development activities by research and development personnel, as well as the associated expenses of facilities and equipment, such as depreciation expenses, rental and others. We expect our research and development expenses will continue to increase as we plan to invest more resources to improve our technological capabilities and expand our business scale.

(t) Operating cost

Operating costs primarily consist of (i) payroll and related expenses for insurance agents, consultants and employees involved in the payout investigation function for mutual aid plans and customer service personnel, (ii) payout investigation cost of mutual aid plans, which is in the form of service fees paid to third-party investigation companies, (iii) transaction fees charged by third-party payment platforms related to insurance brokerage service and management of mutual aid plan, and (iv) charges for the usage of the server and cloud service incurred for operational support of the platforms, and the associated expenses of facilities and equipment, such as depreciation expenses, rental and others attributed to the Group’s principal operations.

19.

You disclose that research and development expenses include payroll and related expenses involved in technological support. Tell us how technological support expenses quality as research and development. Refer to ASC 730-10-15-4c and 4d and ASC 730-10-55-2d and 2e.

Securities and Exchange Commission

January 29, 2021

The Company respectfully advises the Staff refer to the Company’s response to Question 18.

Note 15: Income Taxes, page F-35

20.

Please confirm for us that the deferred tax assets for “deductible advertising expenses exceeding the tax limit” and “other deductible expenses exceeding the tax limit” are indeed temporary differences. In other words, confirm that these excess tax deductions may be carried forward and taken in future periods if they do not then exceed the tax limit. Assuming that they may be carried forward, revise your disclosure to explain whether they may be carried forward indefinitely or whether they expire; to the extend they expire, disclose when they expire.

The Company respectfully confirms to the Staff that under PRC law, advertising expenses and other deductible expenses (mainly charitable donations) that exceeds the tax deduction limit in a particular tax year can be carried forward and utilized as deductions in future years.

In response to the Staff’s comment, the Company will add the following disclosure in the notes on F-37 of the consolidated financial statements for the fiscal year ending December 31, 2019 as below (the additions are marked in underline text and deletions are marked in strikethrough text):

“Deferred income tax assets are recognized for advertising expenses and other deductible expenses that exceeds the tax deduction limit in a particular tax year to the extent that the realization of the related tax benefits through future taxable profits is probable. Advertising expenses carry-forwards are permanently available for use by the Group. Other deductible expenses (mainly charitable donations) carry forwards generally expire within 3 years.”

21.

Please tell us why you have recorded significant valuation allowances against your deferred tax assets (DTAs) when you have significant deferred tax liabilities (DTLs) that could potentially be offset against your DTAs. Reference for us the authoritative literature you rely upon to support your accounting and, in your response, tell us whether these DTAs and DTLs are in different jurisdictions.

Securities and Exchange Commission

January 29, 2021

The Company respectfully advises the Staff that the Company recorded significant valuation allowances against its deferred tax assets when it have significant deferred tax liabilities, because the deferred tax assets and deferred tax liabilities reside in different tax paying components. The Company considered ASC 740-10-45-6 when determining whether to net its deferred tax assets and liabilities. In accordance with ASC 740-10-45-6, all deferred tax assets and liabilities for a particular tax-paying component of an entity as well as any related valuation allowance, shall be offset and presented as a single noncurrent amount. However, an entity shall not offset deferred tax liabilities and assets attributable to different tax-paying components of the entity. The Company carries out all of its operation in the PRC and all the deferred tax assets and liabilities are recorded in the PRC. PRC tax law does not allow companies to file consolidated income tax return, and therefore the deferred tax assets of one entity is not realizable by netting it against the deferred tax liabilities of another entity. As a result, each subsidiary or consolidated VIE of the Company is considered a separate tax-paying component for income tax purposes, and no offsetting was made amongst different entities within the consolidated group.

22.	Please revise your disclosure to:

•	Indicate whether your operating loss carry forwards expire and, if so, when they expire as required by ASC 740-10-50-3a; and

•	Provide a description of the tax years that remain subject to examination by major tax jurisdictions as required by ASC 740-10-50-15e.

In response to the Staff’s comment, the Company will add the following disclosure in the notes on F-38 of the consolidated financial statements for the fiscal year ending December 31, 2019 as below (the additions are marked in underline text and deletions are marked in strikethrough text):

“As of December 31, 2018 and 2019, the Group had net operating loss carry forward of approximately RMB 278,339 and RMB 876,841, respectively, which arose from the subsidiaries, VIEs and the VIEs’ subsidiaries established in PRC. As of December 31, 2019, all of the net operating loss carryforwards will expire in the years 2020 to 2024.

In general, the PRC tax authorities have up to five years to conduct examinations of the Group’s tax filings. As of December 31, 2019, the PRC subsidiaries’ 2015 to 2019 tax returns remain open to examination.”

General

23.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Securities and Exchange Commission

January 29, 2021

The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*        *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Shen, Chairman of the Board of Directors and Chief Executive Officer, Waterdrop Inc.

Guang Yang, Director and General Manager of Insurance Division, Waterdrop Inc.

Kangping Shi, Chief Financial Officer, Waterdrop Inc.

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP